Exhibit 99.2
REUNION NEUROSCIENCE INC.
(FORMERLY FIELD TRIP HEALTH LTD.)
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED
SEPTEMBER 30, 2022 AND 2021
(Expressed in Canadian dollars, unless otherwise noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
DATED: NOVEMBER 14, 2022
This Management’s Discussion and Analysis (“MD&A”) for the three and six months ended September 30, 2022 and 2021, provides detailed information on the operating activities, performance and financial position of Reunion Neuroscience Inc. (formerly Field Trip Health Ltd.) on a consolidated basis (“We”, the “Company” or “Reunion”). This discussion and analysis should be read in conjunction with our unaudited consolidated interim financial statements, including the notes thereto, as of and for the three and six months ended September 30, 2022. This discussion and analysis should also be read in conjunction with the Company’s annual audited consolidated financial statements and accompanying notes for the fiscal year ended March 31, 2022 and fiscal year ended March 31, 2021 (“audited consolidated financial statements”). The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are reported in Canadian dollars, unless otherwise noted.
The Company’s fiscal year commences April 1st of each year and ends on March 31st of the following year. The Company’s current fiscal year, which ends on March 31, 2023, is referred to as the “current fiscal year”, “fiscal 2023”, or using similar words. The Company’s current three months ended September 30, 2022, is referred to as the “current fiscal quarter”, “second quarter of fiscal 2023”, or using similar words.
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
This document includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, made by Reunion that address activities, events or developments that Reunion expects or anticipates will or may occur in the future are forward-looking statements, including statements preceded by, followed by or that include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on management’s current expectations and assumptions concerning Reunion’s future events, financial conditions, results of operations, plans, objectives, performance, business developments, objectives or milestones. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking statements in this document include statements related to, the business and future activities of Reunion, and developments related to, Reunion after the date of this document, including, but not limited to, statements relating to and about:
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future business strategy, competitive strengths, goals, expansion and growth of Reunion’s business, operations and plans, changes in laws or regulatory requirements;

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our belief as to potential outcomes of our clinical development and commercialization activities;

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our plans and potential outcomes with respect to interactions with regulatory authorities;

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the impact of the COVID-19 pandemic and its variants;

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the business objectives of Reunion and its research and development activities;

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the acceptance in the medical community of psychedelic inspired medications as effective treatment for depression, post-traumatic stress disorder, addiction and other mental health conditions;

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the funds available to Reunion and the use of such funds;

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the healthcare industry in Canada and the United States (“U.S.”);

Forward-looking statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which are expressed or implied by such forward-looking statements. These risks and uncertainties include those related to:

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limited operating history as a public company;

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the risks and costs associated with being a publicly traded company, the market demand for the Common Shares;

Risks related to operations:
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risks associated with failure to achieve its publicly announced milestones according to schedule, or at all;

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the timing, progress and results of developing and conducting clinical trials for RE104;

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our ability to identify third-party clinical sites to conduct trials and our ability to identify and train appropriately qualified personnel to administer the trials;

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reliance on third parties for our nonclinical study and clinical trial drug substance and product candidate supplies;

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the effects of undesirable clinical trial outcomes;

Risks related to Industry and Market:
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unfavourable publicity or consumer perception of psychedelics, or psychedelic inspired medicines as a pharmaceutical;

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general economic, market and business conditions, early-stage industry growth rates, the risks associated with competition from other companies directly or indirectly engaged in Reunion’s industry;

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the industry being difficult to forecast;

Risks related to the Common Shares:
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unpredictability and volatility of the listed securities of Reunion;

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speculative nature of an investment in the securities of Reunion;

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a significant number of common shares of Reunion (the “Common Shares”) are owned by a limited number of existing shareholders;

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no assurance of an active or liquid market;

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public markets and share prices, including the future trading price and impact of securities analysts’ reports on these prices;

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additional issuances and dilution;

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future issuances or actual or potential sales of securities;

Financial Risks:
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negative operating cash flow and continued operations as a going concern;

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the amount of time that our existing cash will be sufficient to fund our operations and anticipated growth;

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the ability of Reunion to secure additional financing for current and future operations and capital projects, as needed which may not be available on acceptable terms, or at all;

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discretion over the use of proceeds;

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our estimates regarding expenses, expected future losses of Reunion and ability to generate meaningful revenues to support our investment and goals; including such estimates in connection with our investment in and financial guarantees for our associate Field Trip Health & Wellness Ltd.;

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foreign currency exchange rate fluctuations and its effects on Reunion’s operations;

Accounting Risks:
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inadequate internal controls over financial reporting;

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estimates or judgements relating to critical accounting policies;

Risk related to Laws and Regulations:
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risks related to drug development laws and psychedelic inspired medicines;

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changes to legislation;

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non-compliance or violations with laws and regulations;

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enforcement of legal rights including in foreign jurisdictions;

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substantial risks of regulatory or political change;

Risk related to Intellectual Property:
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our ability to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights of third parties;

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our ability to protect our intellectual property rights, including enforcing and defending intellectual property-related claims;

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risks related to third-party licenses;

Risk related to Personnel:
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our ability to attract and retain qualified employees and key personnel and the reliance on the capabilities and experience of its key executives and scientists;

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the possible engagement in misconduct or other improper activities by employees;

Risks related to Expansion and Growth:
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our ability to effectively manage our anticipated growth;

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the expansion of Reunion’s business through acquisitions or collaborations;

Other Risks:
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drug development risks;

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our expectations regarding the time during which we will be an EGC under the JOBS Act and as a foreign private issuer;

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insurance and uninsured risks including available and adequate coverage;

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conflicts of interest;

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reliance on technology and the potential threat of cyber-attacks or other information security breaches;

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reliance upon insurers and governments;

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the ability to obtain necessary government permits and licenses;

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the effect of health epidemics including the COVID-19 pandemic on aspects of our business or operations, including delays in the regulatory approval process, contracting with clinical sites and engaging in clinical trials; and

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difficulty in enforcing judgments and effecting service of process on directors and officers.

Other risks and uncertainties not presently known to the Company or that the Company presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein.
For a more detailed discussion of risks and other factors, please see the “Risks and Uncertainties” section included below, as well as Reunion’s amended Annual Information Form (“AIF”) June 29, 2022 under the heading “Risk Factors”, or otherwise disclosed in the public filings made with applicable securities regulatory authorities and available under Reunion’s SEDAR and EDGAR profiles.

There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding Reunion’s expected financial and operating performance and Reunion’s plans and objectives and may not be appropriate for other purposes.
The forward-looking information and statements contained in this document represent Reunion’s views as of the date of this document and forward-looking information and statements contained in the documents incorporated by reference herein represent Reunion’s views as of the date of such documents, unless otherwise indicated in such documents. Reunion anticipates that subsequent events and developments may cause its views to change. However, while Reunion may elect to update such forward-looking information and statements at a future time, it has no current intention of doing so except to the extent required by applicable law.
OVERVIEW
Corporate Structure
On August 11, 2022, the Company completed its previously announced reorganization which resulted in the separation of its drug development and clinic divisions into two independent companies (the “Spinout Transaction”). The reorganization was completed by way of a Plan of Arrangement (the “Arrangement”). Upon closing, Reunion transferred the entirety of its clinics in Canada, United States and the Netherlands, its natural products research in Jamaica, the associated digital assets and part of its corporate operations in Canada and United States (collectively, the “Clinic Operations”) to Field Trip Health & Wellness Ltd. (“Field Trip H&W”). See Key Highlights and Recent Developments — Spinout Transaction for details.
Upon completion of the Spinout Transaction, the Company changed its registered office and head office to 30 Duncan Street, Lower North Suite, Toronto, Ontario, M5V 2C3 and was renamed “Reunion Neuroscience Inc.” (formerly, Field Trip Health Ltd.). The Company remains listed on Nasdaq and the TSX under the ticker symbol “REUN”.
The following diagram describes the subsidiaries of Reunion prior to the Spinout Transaction, and as of the date hereof, including their place of incorporation and continuance or formation. All subsidiaries are wholly owned.
Pre-Spinout Transaction

Post Spinout Transaction
On September 30, 2022, Field Trip Discovery USA Inc. was renamed to Reunion Neuroscience USA Inc.
On October 4, 2022, Field Trip Psychedelics Inc. was amalgamated with Field Trip Discovery Inc., following which the amalgamated entity was renamed Reunion Neuroscience Canada Inc.
Business of the Company
Reunion is a clinical-stage pharmaceutical company with a mission to develop innovative therapeutic solutions for underserved mental health conditions.
The Company’s lead candidate, RE104, is a patented, clinical-stage drug candidate designed to be a short duration serotonergic psychedelic therapeutic intended to provide a fast-acting and durable antidepressive effect. RE104 is currently in Phase 1 clinical study.
Reunion is also developing the RE200 series, which are molecules designed to be structurally similar to classical psychedelics with selective potency at the target serotonin 2A receptor (5HT2A) and are devoid of 5HT2B receptor agonism for potential chronic treatment in broader patient populations and indications.
Market Opportunity
Postpartum depression (“PPD”) affects about 10-15% of all mothers of newborns, with an estimated prevalence of 400,000 diagnosed patients in the U.S. per year.1 The only currently approved therapy for PPD requires a significant time commitment away from family and newborn (2.5-3 days) while off-label use of serotonin reuptake inhibitors (“SSRIs”) take a long time for onset and only show limited efficacy.
It is estimated that, globally, there are 322 million people who suffer from major depressive disorders2, of which approximately 33%, or 100 million people, meet the diagnostic criteria for treatment-resistant depression (“TRD”). There are few alternatives for people suffering with TRD and those who are diagnosed with TRD have typically failed first- and second-line therapies, thus TRD represents a significant unmet need for effective treatments.
Advantages of Serotonergic Psychedelics
Synthetic and natural serotonergic psychedelics act to stimulate 5HT2A receptors in the brain resulting in acute and long-term effects. In a first, acute phase, which can last for minutes to hours, there is a profound alteration of normal brain signaling and processing, creating what is generally referred to as a “psychedelic experience” or an “altered state of consciousness.” Under psychedelics, the brain “escapes” from its usual tightly constrained and predictable patterns of operation, with a global increase in connectivity of brain regions and brain networks. Often, this can allow patients new introspective insights about their past behavior,

1
Gavin NI, Gaynes BN, et al. Obstetrics & Gynecology 2005, 106, 1071.

2
https://jamanetwork.com/journals/jama/article-abstract/2618635 memories, actions, feelings and beliefs. In a second extended phase, believed to extend from hours to days after a dose, the biochemistry downstream of the 5HT2A receptor can lead to changes in neuronal structure with the strengthening of connections, changes that are grouped under the term neuroplasticity. We believe neuroplastic changes induced by 5HT2A activation in in-vitro models are a good proxy or biomarker for potential clinical effects. We believe by combining psychedelic drug administration with psychological support both the acute and long-term effects are guided in a way to maximize improvements in mental health treatments, including in depression, anxiety and addiction.
Our product candidates
RE104
Our lead candidate, RE104 (formerly known as FT-104), is a patented, clinical-stage drug candidate designed to be a short duration serotonergic psychedelic therapeutic and intended to provide a fast-acting and durable antidepressive effect. RE104 aims to reduce treatment burden and provide a safe and effective new therapeutic option for the large population of underserved patients suffering from postpartum depression and potentially other mental health indications. RE104 rapidly converts to the clinically-active serotonergic form of the drug, 4-OH-DIPT (4-hydroxy-N,N-diisopropyltryptamine) after administration in preclinical models. Preliminary data indicate RE104 has a pharmacology similar to psilocybin and produces a psychoactive state in animal models that suggests it is a psychedelic substance. We intend to evaluate RE104 as a possible therapeutic drug candidate for use in PPD and in the future potentially TRD and/or other mental health indications.
RE104 is protected under US Patent No. 11,292,765 issued on April 5, 2022 (priority June 30, 2020) with claims for composition of matter, methods of manufacturing, formulations and methods of use for a genus of hemi-ester tryptamines, including RE104, which could provide protection out to June 30, 2041. RE104 is also covered under the international Patent Cooperation Treaty (“PCT”) application (PCT/CA/2021050907) filed June 30, 2021. Reunion intends to enter other major countries via the PCT application process to protect RE104 in major markets where Reunion may eventually pursue commercialization of RE104 in the future. The PCT application provides Reunion with deferred patent filing rights in 150+ countries.
RE200 Series
Our RE200 series of drug discovery candidates are selected for their potential to exhibit improved cardiovascular safety and/or reduced psychoactivity. These compounds could potentially reach a broader patient population because of improved safety and convenience. Candidates in the RE200 series are all in discovery phase. We plan to nominate our first lead clinical candidate from the RE200 series in 2023.
Based on in vitro receptor binding assay details, we have identified at least one family of structurally-related molecules with improved selectivity for the 5HT2A receptor versus the off target serotonin receptor 5HT2B. We filed two provisional patents with the USPTO relating to RE221 (US Application Nos. 63/273,720 and 63/334,443), a novel and potential pipeline candidate, to protect the compositions, as well as potential formulations and uses of the molecules. On October 31, 2022, these filings were combined into pending USPTO (App 17/977398) and PCT applications (CA2022051608). On-going work includes investigating the structural features that define this class of NCE molecules and their properties in in vitro assays, as well as their potential use as therapeutics by performing preclinical testing. Further work is in progress to expand and strengthen our IP portfolio around the RE200 series, by seeking to optimize and select candidates for eventual preclinical development.
REGULATORY ENVIRONMENT
Reunion operates in a highly regulated industry and in multiple jurisdictions. Below is a summary of key elements of the regulatory environment in which the Company operates. Please refer to the AIF for further information related to the regulatory environment of the Clinic Operations, its discontinued operations.
The Company relies on a variety of researchers, medical professionals, suppliers, manufacturers and other service providers for the conduct of its operations. The Company’s research and development activities rely on the following relationships with third parties, including (1) engagement by the Company of contract research organizations (“CRO”) regarding RE104 preclinical and clinical experimentation (the “CRO Engagement”), and (2) service agreements with the Company’s contract manufacturing organizations (“CMO”) in respect of RE104 (the “CMO Agreement” and together with the CRO Engagement, the “RE104 Agreements”). In addition, the Company has entered into service agreements or statements of work with CMO and CROs which we believe are appropriately negotiated with customary intellectual property and confidentiality provisions.
In order to develop regulated medicines, including RE104, the Company’s processes must be conducted in strict compliance with the regulations of Health Canada, the FDA/DEA and other applicable federal, state, local and regulatory agencies. RE104 is currently not classified as a controlled substance and therefore does not currently require federal controlled substance registrations, licenses, permits or specific approvals. Several states in the US, including West Virginia, Minnesota, North Dakota, Illinois, Nebraska, Alabama, South Dakota, Florida, Virginia, Oklahoma, and Louisiana, as well as the District of Columbia, have, however, scheduled 4-OH-DIPT as a Schedule I controlled substance. Any activities in these states must comply with the state level-controlled substance laws and regulations, including registration and licensing. The Company does not currently have operations in these states. While for the moment, no other jurisdiction has scheduled 4-OH-DIPT, the Company remains vigilant of this potential risk when selecting CMOs and CROs.
In January 2022, upon the recommendation of the US Department of Health and Human Services, the DEA proposed to place five tryptamine substances on Schedule I of the Controlled Substances Act, based upon the actual or relative potential for the substances to be abused. These substances included 4-hydroxy-diisopropyltryptamine (4-OH-DIPT), the active substance contained in RE104. According to DEA, the substance has effects that are like those of other Schedule I hallucinogens and that “it is reasonable to assume that this substance has a substantial capability to cause a hazard to public health, both to the user and to the community.” Following publication of its scheduling proposal, the DEA received many comments from the public, including comments submitted by Field Trip Discovery USA Inc. on February 14, 2022. On July 22, 2022, after consideration of this proposal and the public comments, the DEA announced its withdrawal of the proposed rule and determined that it is appropriate to submit a new request to HHS for an updated scientific and medical evaluation and scheduling recommendation for these substances (Federal register 2022, 87 (143), 45076). As stated above, the Company is monitoring future developments in this area and is mindful of potential scheduling actions when selecting third party vendors and suppliers that could, in the future, require DEA registration.
If RE104 or our other product candidates gain approval, they will likely need to be assessed for their potential for abuse and controlled substance scheduling. Specifically, during the review of Investigational New Drug (“IND”) applications for drugs that influence the central nervous system and that need to be assessed for the extent to which the drug has a stimulant, depressant, or hallucinogenic effect, FDA will determine whether the drug requires additional nonclinical or clinical studies to address questions regarding abuse potential. Based upon these studies and upon submission of an NDA, FDA may require certain drug abuse and dependence labeling statements in the approved product label and may make recommendations to DEA regarding whether a drug warrants control under the Controlled Substance Act as well as with respect to drug scheduling. Based upon these recommendations, DEA makes a drug scheduling determination within statutorily specified timeframes.
The Company will work with the FDA and DEA to obtain appropriate scheduling of RE104 and any other product candidates for use in the marketplace. If it is determined that RE104 or any other product candidate is a controlled substance, we and our manufacturers, distributors, researchers, prescribers, and dispensers will need to obtain DEA controlled substance registrations and will need to follow DEA’s extensive controlled substance laws and regulations, which, depending on the ultimate schedule within which a product is placed, may require significant security, recordkeeping, tracking, and reporting measures.
The Company relies on third party CMOs for the manufacture of our product candidates, including RE104, and their active ingredients, and third party CROs for the conduct of preclinical and clinical testing. These third parties have been qualified by the Company, which is intended to confirm that these third parties are able to meet the applicable regulatory requirements, including current Good Manufacturing Practices (“cGMPs”) that are appropriate and commensurate with our product candidates’ stage of development, Good Laboratory Practices (“GLP”), and Good Clinical Practices (“GCP”), as well as regulatory authorization requirements. Our third party CMOs and CROs, in turn, are also reliant on suppliers. For instance, our CMO is reliant on suppliers for starting materials to produce RE104. The preclinical CRO is also reliant on suppliers to carry out in-vitro and in-vivo assays, such as analytical kits, biological reagents, and animal models. The Phase 1 study clinical CRO is further reliant upon and subcontracts to a Principal Investigator (“PI”) and a clinical research site who host and oversee the dosing of participants in the Phase 1 study, as well as bioanalytical and laboratory service providers for screening assays for inclusion/exclusion, as well as the analysis of blood samples after dosing of RE104, in addition to several other contractors responsible for the proper conduct of the study. Depending on the materials and services, these suppliers must meet certain regulatory standards and requirements. With respect to our CMOs and CROs, we have implemented various compliance safeguards to confirm their regulatory compliance including the conduct of quality audits and regular meetings. A third-party regulatory group has also been engaged to assist in the development of the regulatory strategies and prepare the necessary regulatory documentation required at each stage of the development program.
The Company is making preparations for RE104 to enter Phase 2 clinical development and, as such, ongoing activities include: (1) continual optimization and standardization of Chemistry-Manufacturing and Controls (“CMC”) by our CMO partners, including additional chemical characterization, synthesis, process optimization, process scale-up stability, and development of analytical methodology to ensure and improve upon drug product quality, and (2) continual and ongoing non-clinical (same as preclinical) activities (“NCA”) by certain CRO partners that measure performance (pharmacokinetics) and safety (toxicology; safety pharmacology, genotoxicity) using a variety of in-vitro and in-vivo experimental assays and tests and (3) Phase 1 clinical activities with our CRO partners wherein the objectives are to understand the safety, pharmacokinetics, and pharmacodynamics of RE104 in healthy human volunteer participants.
Reunion is also reliant on CMOs for various chemistry and analytical activities including the preparation of initial quantities of test compounds in the RE200 series of drug candidates. The Company will rely on third parties to help assess the relevant properties of these compounds in a variety of in-vitro and in-vivo assays. We will consider the study results from these assays in determining the potential lead compounds for development from the RE200 series of drug candidates. The Company will follow a similar path as with RE104 to develop the requisite CMC and preclinical results with partners before initiating clinical studies. No material engagements have been made at this date with respect to the RE200 series of drug candidates, as it is still in the laboratory/discovery phase of research.
Pharmaceutical Development and Approval Requirements — Canada
Before a prescription drug product candidate may be marketed in Canada, the process required generally involves:
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Chemical and Biological Research —  Laboratory tests are carried out on tissue cultures and with a variety of small animals to determine the effects of the drug. If the results are promising, the manufacturer will proceed to the next step of development.

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Preclinical Development — A combination of in-vitro and in-vivo studies assess the effects of the drug in varying amounts over differing periods of time. If it can be shown that the drug causes no serious or unexpected harm at the doses required to have an effect, the manufacturer will proceed to clinical trials.

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Clinical Trials — Phase 1 — The first administration in humans is to test if people can tolerate the drug. If this testing is to take place in Canada, the manufacturer must prepare a clinical trial application for the Pharmaceutical Drugs Directorate (formerly the Therapeutic Products Directorate of Health Canada (the “TPD”). This includes the results of the first two steps and a proposal for testing in humans. If the information is sufficient, the Health Products and Food Branch of Health Canada (the “HPFB”) grants permission to start testing the drug, generally first on healthy volunteers.

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Clinical Trials — Phase 2 — Phase 2 trials are carried out on people with the target condition (patients), who are usually otherwise healthy, with no other medical condition. Trials carried out in Canada must be approved by the TPD. In Phase 2, the objectives of the trials are to continue to gather information on the safety of the drug and begin to determine its effectiveness.

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Clinical Trials — Phase 3 — If the results from Phase 2 show promise, the manufacturer provides an updated clinical trial application to the TPD for Phase 3 trials. The objectives of Phase 3 include determining whether the drug can be shown to be effective, and have an acceptable side effect profile, in people who better represent the general population. Further information will also be obtained on how the drug should be used, the optimal dosage regimen and the possible side effects.
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New Drug Submission — If the results from Phase 3 continue to be favourable, the drug manufacturer can submit a new drug submission (“NDS”) to the TPD. A drug manufacturer can submit an NDS regardless of whether the clinical trials were carried out in Canada. The TPD reviews all the information gathered during the development of the drug and assesses the risks and benefits of the drug. If it is judged that, for a specific patient population and specific conditions of use, the benefits of the drug outweigh the known risks, the HPFB will approve the drug by issuing a notice of compliance.

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Scheduling — Most classical psychedelics and synthetic 5HT2A agonists, such as RE104 and molecules in the RE200 series, are psychoactive substances with the potential for abuse. If either of RE104 or the RE200 series of development candidates are approved as drugs, we will need to hold discussions with Health Canada to determine a risk management plan to protect against potential diversion and misuse by patients, as well as to schedule its removal from Category III (no known medical utility) to another category based on data acquired during development and based on the drug’s adverse properties, if any, related to potential abuse and addiction.

Pharmaceutical Development and Approval Requirements — United States
Prescription drugs in the United States are regulated by the U.S. Food and Drug Administration (“FDA”), under the Federal Food, Drug, and Cosmetic Act (“FDCA”) and its implementing regulations. Before a prescription drug product candidate may be marketed in the United States it must undergo extensive research, clinical trials, and manufacturing development, and must be approved by FDA and, as appropriate, scheduled by DEA. The testing and approval process of product candidates requires substantial time, effort, and financial resources. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease. The process required generally involves:
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completion of extensive nonclinical laboratory tests, animal studies and formulation studies, all performed in accordance with the FDA’s GLP regulations;

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submission to the FDA of an investigational new drug application, which must become effective before human clinical trials in the US may begin;

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performance of adequate and well-controlled human clinical trials in accordance with the FDA’s regulations, including good clinical practices, to establish the safety and efficacy of the product candidate for each proposed indication;

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submission, review and approval to the FDA of a new drug application prior to any commercial marketing, sale or shipment of the drug; and

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scheduling in collaboration with the DEA based on the drugs potential for abuse and dependence.

Prior to commencing the first clinical trial at a United States site, drug sponsors must complete certain preclinical laboratory and animal evaluations in accordance with GLPs. The results from these studies, together with literature, manufacturing information, analytical data, and proposed clinical study protocols among other things, are submitted to the FDA as part of an IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds or other sanctions also may be imposed by the FDA at any time before or during clinical trials due to safety concerns or non-compliance.
Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with federal regulations and GCP requirements. These include requirements for ongoing maintenance and reporting to the IND, requirements that all research subjects provide their informed consent for participation in any clinical trial, as well as review, approval, and oversight of the study by an Institutional Review Board (“IRB”). An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements or if the trial poses an unexpected serious harm to subjects.

The manufacture of investigational drugs for the conduct of human clinical trials is subject to FDA’s cGMP requirements. Investigational drugs and active ingredients imported into the United States are also subject to regulation by the FDA. Further, the export of investigational products outside of the United States is subject to regulatory requirements of the receiving country as well as U.S. export requirements under the FDCA.
In general, for purposes of NDA submission approval, human clinical trials are typically conducted in three sequential phases (phase 1, 2, and 3, as discussed further above), which may overlap or be combined. Phase 3 or pivotal clinical trials are adequate and well controlled and are intended to generate enough data to provide statistically significant evidence of clinical efficacy and safety of the product candidate for approval, to establish the overall risk-benefit profile of the product candidate, and to provide adequate information for the labeling of the product candidate. Typically, two Phase 3 trials are required by the FDA for product approval.
Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements.
In addition, under the Pediatric Research Equity Act, an NDA for a new active ingredient, indication, dosage form, dosage regimen, or route of administration, must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.
Assuming successful completion of the development program, the results of product development are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of a marketing application is subject to a substantial application user fee. FDA has 60 days to review the NDA to determine if it is substantially complete to permit a substantive review. Once accepted for review, under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act (“PDUFA”), FDA has the review goal of completing its review of 90% of all applications for new molecular entities within ten months of the 60-day filing date. This timeframe is only a goal, thus, the FDA does not always meet its PDUFA dates. The review timing may also be extended.
The FDA may also refer certain applications to an advisory committee, which is a panel of outside experts who make recommendations to FDA regarding whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
The FDA reviews applications to determine, among other things, whether a product candidate meets the agency’s approval standards and whether the manufacturing methods and controls are adequate to assure and preserve the product’s identity, strength, quality, potency, and purity. Before approving a marketing application, the FDA typically will inspect the facility or facilities where the product is manufactured as well as clinical trial sites. FDA will not approve an application unless the sites pass the applicable inspections.
Ultimately, FDA may issue an approval letter, or, in some cases, a Complete Response Letter (“CRL”). An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A CRL indicates that the review cycle of the application is complete and the application is not ready for approval and describes all of the specific deficiencies that the FDA identified and the conditions that must be met in order to secure final approval of the marketing application. If a CRL is issued, the applicant may either: resubmit the marketing application, addressing all of the deficiencies identified in the letter; withdraw the application; or request an opportunity for a hearing.
Even if the FDA approves a product, it may limit the approved indications or populations for use of the product, require that contraindications, warnings, or precautions be included in the product labeling, including a boxed warning, require post-approval phase 4 studies, require testing and surveillance programs to monitor the product, or impose other conditions, including Risk Evaluation and Mitigation Strategies. The FDA may

also not approve label statements that are necessary for successful commercialization and marketing. Following approval, as further discussed above, certain drugs must also undergo a DEA controlled substance scheduling process. Also following approval, drug products are subject to extensive legal requirements with respect to areas such as, but not limited to, FDA compliance, fraud and abuse prevention, and drug pricing and reimbursement.
We currently believe that the operations of the Company, as currently conducted, do not require and are not dependent on, any licenses. However, licenses and other authorizations will likely be needed in the future.
COMPLIANCE AND ADVISORY PROGRAM
As a result of the numerous laws and regulatory requirements with which the Company must comply, the Company is developing a compliance program, which includes oversight and monitoring, written policies and procedures, training, reporting of noncompliance, as well as the engagement of local regulatory/compliance counsel and other compliance experts. As the Company continues to develop and refine its compliance program while navigating this complex and evolving legal and regulatory environment, non-compliance may go undetected or undiscovered. Moreover, in the future, additional licenses, approvals, and registrations, as well as compliance with new and/or additional legal and regulatory provisions will be required, which we will need to obtain and adapt to in order to continue operations.
In addition, the Company has established a team of advisors with cross-functional expertise in business, neuroscience, pharmaceuticals, mental health and psychedelics to advise management on a variety of areas, including clinical trial planning and data review.
KEY HIGHLIGHTS AND RECENT DEVELOPMENTS
•
Completed successful dosing of healthy volunteer subjects in the Company’s Phase 1 Clinical Study on its first novel serotonergic psychedelic molecule, RE104

•
Subsequent to quarter end, completed the dosing of its the four cohorts of healthy volunteer subjects with prespecified dose levels and initiating a planned interim analysis which is expected to be released in the first calendar quarter of 2023

•
Broadened and strengthened the depth of our executive team with the appointment of Greg Mayes as President and Chief Executive Officer with Joseph del Moral moving into the role of Chairman

•
Announced Edward Smith as Chief Financial Officer, Dr. Aviva Asnis-Alibozek as Vice President, Medical Affairs, and Curtis Weber as new General Counsel

•
Completed reorganization and spinout of the clinics and natural products operations into a separate, independent public company, Field Trip H&W in order to prospectively focus on drug discovery and development of innovative therapeutic solutions for underserved mental health conditions

RE104
In July 2022, the Company announced its first successful dosing of human subjects in the Phase 1 clinical study entitled “A Double-Blind, Randomized, Placebo-Controlled Study to Investigate the Safety, Tolerability, and Pharmacokinetics of Single, Ascending, Subcutaneous Doses of FT-104 HCl In Healthy Volunteers.” The study aims to determine the safety, tolerability, pharmacokinetics (“PK”) and pharmacodynamic (“PD”) effects of RE104 over a range of dosage levels, examining subjective measurements produced by the acute psychoactivity after administration of RE104 including determination of the intensity of the effect using the Drug Effect Questionnaire (“DEQ”) which will also inform about duration, as well as aspects of the subjective feeling produced using a 30-item tool called the Mystical Effect Questionnaire (“MEQ”).
Subsequent to quarter end, the Company completed the dosing of four cohorts of healthy volunteer subjects at all pre-specified dose levels in the protocol for its planned interim analysis from which data will released in the first calendar quarter of 2023. The planned interim analysis of safety, PK and PD will also be used to support regulatory interactions with the United States Food and Drug Administration in connection with a pre-IND meeting, and following that, an IND submission for a Phase 2 study to evaluate the efficacy of RE104 to treat postpartum depression.

Meanwhile, as the current Phase 1 study remains active and contemplates up to six cohorts of subjects, a Safety Review Committee will independently review Cohort 4 and hear recommendations from Reunion about a potential Cohort 5, and later upon successfully completing Cohort 5, about an eventual Cohort 6.
Corporate Update
During and subsequent to the quarter, we broadened and strengthened the depth of our executive team with the appointment of Greg Mayes, President and Chief Executive Officer, Edward Smith, Chief Financial Officer, Curtis Weber, General Counsel and Aviva Asnis-Alibozek, Vice President, Medical Affairs. Joseph del Moral resigned from his position as President and Chief Executive Officer and has moved into the role of Chairman. Donna Wong will resign as Chief Financial Officer and continue as the Corporate Secretary to ensure an orderly transition. Ronan Levy resigned as Director of the Company and assumed the role of Chief Executive Officer of Field Trip H&W.
Reorganization and Spinout of Clinic Operations
On August 11, 2022, the Company completed its previously announced spinout of its Clinic Operations to Field Trip H&W with the resulting drug discovery and development business renamed Reunion Neuroscience Inc., which is listed on the NASDAQ Stock Market and Toronto Stock Exchange under the ticker symbol “REUN”. For more details on the spinout transaction, please refer to the Key Highlights and Recent Developments — Spinout Transaction section of Company’s MD&A, available under the Company’s SEDAR profile at www.sedar.com.
Investment in Field Trip H&W
Pursuant to a financing that occurred concurrent with the Arrangement, Reunion subscribed for 19,615,000 common shares of Field Trip H&W (“Field Trip H&W Shares”) at C$0.50 per share for an aggregate subscription price of C$9,807,500 and representing a 21.84% interest in Field Trip H&W on a non-diluted basis.
Under IAS 28, an associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not in control of those decisions. Through our 21.84% ownership interest in Field Trip H&W and our representation on the Board, Reunion can significantly influence, but not control Field Trip H&W’s decisions. Therefore, we have accounted for our investment in Field Trip Health H&W using the equity method as described in Note 3 — Significant Accounting Policies of the interim financial statements for the three and six-month periods ended September 30, 2022. Detailed information regarding the reorganization and its effects, including a description of certain risks and uncertainties in respect of the reorganization and the operation of the Company and Field Trip H&W as separate publicly-traded companies, are included in the Management Information Circular dated May 20, 2022, as supplemented on June 14, 2022, is available under the Company’s SEDAR profile at www.sedar.com.
The information presented herein reflects the completion of the reorganization, with the Clinic Operations presented as discontinued operations.
NON-REVENUE GENERATING PROJECTS
Reunion currently has two significant drug development projects which have not yet generated any revenue or significant revenues:
•
RE104; and

•
RE200 series of development candidates

See Milestones and Available Funds for a discussion of the expenditures made by the Company in respect of its significant projects and how these expenditures relate to activated timing and costs to take the significant projects to the next stage of the project plan.

RE104
Our lead candidate, RE104 is a clinical-stage, proprietary molecule, targeting serotonin 5HT2A receptors, which will be tested for potential use in PPD and potentially TRD and/or other indications. Serotonin 2A psychedelics have been shown to be useful in treating a variety of mood disorders, including depression, anxiety, and substance abuse. RE104, given the name “Isoprocin Glutarate”, is a prodrug of 4-hydroxy- diisopropyltryptamine (4-OH-DIPTOH-DIPT), a known substance with structure and pharmacological properties similar to psilocybin and psychedelic properties which may only last for only 2-3 hours, according to anecdotal evidence of its illicit use. As a prodrug, RE104 was designed for improved stability and more importantly improved solubility relative to 4-OH-DIPT and in vitro and in vivo (rat) preclinical studies indicate that RE104 converts rapidly and completely to 4-OH-DIPT after administration. Preclinical animal results suggest improved drug absorption, more reproducible pharmacokinetic profiles and improved bioavailability relative to 4-OH-DIPT, making it potentially a superior drug development candidate for indications in various neuropsychiatric disorders, including mood disorders such as depression.
CMC Development for RE104, and its API, continues to progress. Scale-up batches and engineering batches have been completed and stability studies initiated. In addition, product specifications and analytical controls have been developed to properly characterize both the API and drug product. Manufacturing for clinical and non-clinical studies is complete and in compliance with cGMP for both the API and the drug product (RE104 HCl). CMC activities continue as the Company seeks to make further improvement of methods and procedures relating to production, quality and scale-up.
In calendar 2022, we have been focused on initiating and completing our planned dosing in the Phase 1 clinical trial by the end of 2022 in order to support commencement of the pre-IND and IND processes in 2023.
RE200 Series
Reunion is also developing the RE200 series, which are molecules designed to be structurally similar to classical psychedelics with selective potency at the target serotonin 2A receptor (5HT2A) yet devoid of 5HT2B receptor agonism for potential chronic treatment in broader patient populations and indications.
During the second quarter, Reunion progressed preclinical work to identify potential candidates in the RE200 series and is continuing to assess the structural features that define this class of new chemical entity (NCE) molecules and investigate their properties for potential use as therapeutics. The Company plans to nominate its first lead clinical candidate from the RE200 series in 2023.
Effects of COVID-19 Pandemic on Operations
The COVID-19 pandemic and various government steps to reduce the spread of COVID-19 have had and continue to have a significant impact on the way people live, work and interact and have significantly impacted and will likely continue to impact economic activity around the world.
During the COVID-19 pandemic, many of the regions in which we operate or plan to operate, including in connection with relationships with CMOs experienced unprecedented “lockdowns” or “stay at home” orders, and other government mandated restrictions to try and reduce the spread of COVID-19 and its variants. The situation continues to be uncertain and varies by market.
From a drug development perspective, we experienced:
•
delayed deliverables due to temporary quarantining of critical personnel within contract organizations at CMO and CRO, which impacted downstream non-clinical and clinical activities;

•
delayed arrival of reagents to the CMO from chemical supplier warehouses due to shortages. Some critical supplies, such as the key starting material for the synthesis of RE104 were stockpiled to mitigate the risk of any potential shortages;

•
reduced availability or delays for scheduling of preclinical animal testing services due to increased activity in preclinical activities at selected CRO;

•
supply chain issues which impacted all aspects of R&D and shipping, including movement of drug products and research samples, and which delayed the arrival of needed materials in a timely manner and

•
complications in recruitment impacted by lockdowns, or individually selected subjects who became infected. The Company and CROs implemented COVID protocols in the clinic and any subject impacted by COVID-19 was excluded until free of infection.

Further COVID developments or future pandemics could have similar or additional adverse impacts on our business. We anticipate that the long-term goals of the Company will require additional capital. In the event that the impact of COVID-19 worsens and negatively affects capital markets generally, there is a risk that the Company may not be able to secure funding for these long-term objectives.
MILESTONES AND AVAILABLE FUNDS
The final short form prospectus of the Company dated March 12, 2021 (the “SF Prospectus”), which is available on SEDAR at www.sedar.com, identified certain business milestones of the Company. As of the closing of the “bought-deal” prospectus offering pursuant to the SF Prospectus (the “March BD Offering, the Company had $107,895,033 in funds available. As of the date hereof, we have expended all necessary amounts as it pertains to Phase 1 clinical study, Psilocybin Fungi Research and Cultivation (Jamaica Facility), Clinic Expansion and Other as described in the SF Prospectus.
Of the funds outlined in the SF Prospectus, all of the proceeds have been expended with the exception of the unallocated working balance of $40,000,000, of which approximately $36,708,546 remained subsequent to the reorganization and as of September 30, 2022. These funds will be mostly deployed and allocated to continue the development of RE104 and for general corporate purposes. The balance will be held in short-term, investment grade, interest-bearing securities or in bank accounts at the discretion of management. The Company has negative cash flow from operating activities and has historically incurred net losses. The Company anticipates having negative operating cash flows for the foreseeable future and plans to deploy a portion of its existing working capital to fund such negative cash flows. See “Risks and Uncertainties”.
Our Phase 1 clinical trial initiated in June 2022 is expected to complete the four planned cohorts (dose levels 5.5, 11, 22, 33 mg) within calendar 2022. We are targeting to share a planned interim analysis on the first four cohorts from the Phase 1 study in the first calendar quarter of 2023, which will be used to guide our Phase 2 dosing strategy. We plan to engage with the FDA to gain additional guidance on the development program for an indication of PPD. Based on agency feedback, the Company will perform any additional CMC or preclinical work required in order to initiate an IND in a timely manner after completion of the initial Phase 1 study. While dependent on agency feedback, the Company believes that a potential target start date for Phase 2 Study in PPD is second half of calendar 2023, and with study completion in calendar 2024.
The expected use of funds represents the Company’s current intentions based upon its present plans and business condition, which could change in the future as its plans and business conditions evolve. The amounts and timing of the actual use of the net proceeds will depend on multiple factors and there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives. The Company will require additional funds in order to fulfill its expenditure requirements to meet existing and any new business objectives, and the Company expects to either issue additional securities, incur debt and/or enter into strategic alliances in order to do so. As a result, management retains broad discretion in the application of the available funds, and shareholders will be relying on management’s judgment regarding such application.
The material factors or assumptions used to develop the estimated costs disclosed above are included in the “Forward-Looking Statements” section above. The actual amount that the Company spends in connection with each of the intended uses of proceeds depends on a number of factors, including those listed under “Risks and Uncertainties” or unforeseen events.
FINANCIAL OPERATIONS OVERVIEW
Operating Expenses
Our operating expenses consist primarily of costs associated with research and development activities and general and administration activities.

Research and Development Expenses
Research and development expenses, which consist primarily of costs associated with our product research and development efforts, are expensed as incurred. Research and development expenses consist primarily of:
•
personnel costs, including salaries, benefits, share-based payments and travel expenses, for employees engaged in research and development functions;

•
expenses incurred under agreements with contract research organizations, or CROs, and sites that conduct our non-clinical studies and clinical trials;

•
costs of outside consultants engaged in research and development activities, including their fees and travel expenses;

•
other expenses related to our non-clinical studies and clinical trials and expenses related to our regulatory activities;

Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and our clinical sites.
SELECTED CONSOLIDATED FINANCIAL DATA
Basis of Presentation
The Company accounted for the Clinic Operations as discontinued operations rather than continuing operations since the Spinout Transaction was successfully completed on August 11, 2022.
Therefore, the Clinic Operations assets and liabilities are classified and presented separately as items held for transfer in the interim consolidated statements of financial position and are measured at their carrying amount. Clinic Operations are excluded from the results of continuing operations and are presented as a single amount as a net loss after tax from Clinic Operations in the interim consolidated statements of loss and comprehensive loss.
	Three months ended September 30, 2022 $	Three months ended September 30, 2021 $	Six months ended September 30, 2022 $	Six months ended September 30, 2021 $
Operating Expenses
General and administration	3,731,248	1,913,968	5,872,414	3,265,212
Research and development	2,240,562	2,168,025	5,132,483	3,554,201
Total operating expenses	5,971,810	4,081,993	11,004,897	6,819,413
Other Income (Expenses)
Interest income	164,660	105,488	182,205	229,478
Foreign exchange gain	1,440,827	1,451,960	1,237,078	668,230
Share of loss and impairment of investment in associate	(9,569,706)	—	(9,569,706)	—
Net loss before and after tax from continuing operations	(13,936,029)	(2,524,545)	(19,155,320)	(5,921,705)
Net loss before and after tax from discontinued Clinic Operations	(2,154,017)	(10,494,735)	(10,390,695)	(19,627,970)
Net loss after tax	(16,090,046)	(13,019,280)	(29,546,015)	(25,549,675)
Exchange loss from translation of foreign subsidiaries	(21,877)	—	(21,877)	—
Share of exchange gain from translation of associate	12,912	—	12,912	—
Exchange loss from translation of foreign subsidiaries	(589,960)	(452,399)	(1,507,515)	(348,332)
COMPREHENSIVE LOSS	(16,688,971)	(13,471,679)	(31,062,495)	(25,898,007)
Net Loss per Share – Basic and Diluted	(1.38)	(1.13)	(2.54)	(2.21)
Net Loss per Share from continuing operations – Basic and Diluted	(1.20)	(0.22)	(1.65)	(0.51)

	As at September 30, 2022 $	As at March 31, 2022 $
Cash and cash equivalents	28,431,925	63,720,102
Restricted cash	516,229	776,551
Short-term investments	8,276,621	—
Accounts receivables	1,145,203	1,228,745
Due from associate	315,214	—
Investment in associate	2,185,757	—
Total Assets	43,707,107	102,136,369
Total Non-Current Financial Liabilities	—	26,745,396
Financial guarantees	1,935,051	—
Overview of continuing operations (Reunion)
Net loss for our second fiscal quarter of $13,936,029 was primarily due to general and administration expenses of $3,731,248, research and development expenses of $2,240,562, share of loss and impairment of an associate of $9,569,706 partially offset by foreign exchange gain of $1,440,827. Net loss for our prior year comparative quarter of $2,524,545 was primarily due to general and administration expenses of $1,913,968 and research and development expenses of $2,168,025.
For the six months ended September 30, 2022, Net loss of $19,155,320 was primarily due to general and administration expenses of $5,872,414, research and development expenses of $5,132,483, share of loss and impairment of an associate of $9,569,706 partially offset by foreign exchange gain of $1,237,078. Net loss for our prior year comparative six months ended September 30, 2021, of $5,921,705 was primarily due to general and administration expenses of $3,265,212 and research and development expenses of $3,554,201. The increase in net loss from the prior year primarily reflects the Company’s focus to invest in our drug development pipeline as we continued our Phase 1 clinical trial and from the recognition of losses from investment impairment in our associate and recognition of financial guarantees of associate lease obligations. As the Company continues its research in RE104 and RE200 series, additional resources will be invested in our drug development pipeline.
General and Administration
Components of general and administration expenses for the three and six months ended September 30, 2022, and 2021 were as follows:
	Three months ended September 30, 2022 $	Three months ended September 30, 2021 $	Six months ended September 30, 2022 $	Six months ended September 30, 2021 $

Personnel costs	926,151	68,207	1,183,053	235,395
External services	21,015	467,827	70,118	526,512
Share-based payments	661,621	296,444	914,237	390,170
Office and general	392,862	90,835	465,534	91,147
Listing and other public company related expenses	1,729,599	990,655	3,239,472	2,021,988
Total general and administration	3,731,248	1,913,968	5,872,414	3,265,212
Personnel costs include compensation paid to corporate staff and research and development staff. External services comprise professional and consulting fees, investor relations and insurance expenses.
For our second fiscal quarter ended September 30, 2022, general and administration expenses totaled $3,731,248, an increase of $1,817,280 compared to general and administration expenses of $1,913,968 for the comparative quarter ended September 30, 2021. The increase was primarily due to personnel costs increase of $857,944 and listing and other public company related expenses increase of $738,944, partially offset by a decrease in external services of $446,812.
For the six months ended September 30, 2022, general and administration expenses totaled $5,872,414, an increase of $2,607,202 compared to general and administration expenses of $3,265,212 for the comparative six months ended September 30, 2021. The increase was primarily due to personnel costs increase of $947,658 and listing and other public company related expenses increase of $1,217,484, partially offset by a decrease in external services of $456,394.
Research and Development
Components of research and development for the three and six months ended September 30, 2022 and 2021 were as follows:
	Three months ended September 30, 2022 $	Three months ended September 30, 2021 $	Six months ended September 30, 2022 $	Six months ended September 30, 2021 $
External services	1,923,708	1,832,961	3,777,380	2,642,844
Personnel costs	553,222	106,600	1,324,561	359,326
Share-based payments	(256,051)	205,655	(14,265)	248,105
Supplies and services	19,683	22,809	44,807	303,926
Total research and development	2,240,562	2,168,025	5,132,483	3,554,201
External services fees relate primarily to fees paid to third parties to further RE104 development and RE200 series research.
For our second fiscal quarter ended September 30, 2022, research and development expenses totaled $2,240,562, an increase of $72,537 compared to research and development expenses of $2,168,025 for the comparative quarter ended September 30, 2021. This increase was primarily due to an increase in external services of $90,747 paid to a third-party CMO and CRO to further RE104 and RE200 series development, and personnel costs increase of $446,622, partially offset by a decrease in non-cash share-based payments of $461,706.
For the six months ended September 30, 2022, research and development expenses totaled $5,132,483, an increase of $1,578,282 compared to research and development expenses of $3,554,201 for the comparative six months ended September 30, 2021. This increase was primarily due to an increase in external services of $1,134,536 paid to a third-party CMO and CRO to further RE104 and RE200 series development, and personnel costs of $965,235, partially offset by decreases in non-cash share-based payments of $262,370 and supplies and services of $259,119.
Other Income (Expenses)
Foreign exchange gain
For the three months ended September 30, 2022, the Company recognized a foreign exchange gain of $1,440,827 due to the weakening of the Canadian dollar and revaluation of balance sheet assets held in U.S. dollars. The U.S. dollar increased from $1.2886 on June 30, 2022 to $1.3707 on September 30, 2022.
For the six months ended September 30, 2022, the Company incurred a foreign exchange gain of $1,237,078 due to the weakening of the Canadian dollar and revaluation of balance sheet assets held in U.S. dollars. The U.S. dollar increased from $1.2496 on March 31, 2022 to $1.3707 on September 30, 2022.
Share of loss and impairment of investment in associate
For the three and six months ended September 30, 2022, the Company incurred $9,569,706 in non-cash charges in recognition of the Company’s equity share of loss and impairment of its investment in Field Trip H&W.

LIQUIDITY AND CAPITAL RESOURCES
Cash and Working Capital
Since inception, we have financed our operations primarily from the issuance of equity and interest income on funds available for investment. The Company’s primary capital needs are funds to advance its research and development activities and for working capital purposes. These activities include staffing, preclinical studies, clinical trials and administrative costs.
The Company has incurred losses since inception and had an accumulated deficit of $76,356,900 as at September 30, 2022 (March 31, 2022 — $80,442,833). As at September 30, 2022, the Company had a cash and cash equivalents balance of $28,431,925 (March 31, 2022 — $63,720,102), short-term investments of $8,276,621 (March 31, 2022 — nil) and working capital of $36,003,526 (March 31, 2022 — $60,745,087). The Company currently expects that its existing cash and cash equivalents and short-term investments as of September 30, 2022 will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next 12 months from the date the consolidated financial statements are issued. Thereafter, the Company anticipates it will require additional financing to fund its future operations. The Company will require additional capital in order to execute on its business strategy. There is no assurance that the Company will be able to obtain adequate financing in the future or that such financing (see “Risks and Uncertainties” section of this MD&A).
The table below sets out our cash and cash equivalents, short-term investments, restricted cash and working capital as at September 30, 2022 and March 31, 2022:
	As at September 30, 2022 $	As at March 31, 2022 $

Cash	28,431,925	63,720,102
Short-term investments	8,276,621	—
Restricted cash	516,229	776,551
Working capital	36,003,526	60,745,087
Working capital calculation:
Current assets	41,466,780	69,177,299
Current liabilities	5,463,254	8,432,212
Working capital	36,003,526	60,745,087
Working capital represents the excess of current assets over current liabilities. The decrease in our cash was due to cash used in operating activities of $19,091,988, cash used in investing activities of $15,072,240 and cash used in financing activities of $880,823.
The following table shows our cash flows from operating, investing and financing activities for the six months ended September 30, 2022 and 2021:
	Six months Ended September 30, 2022 $	Six months Ended September 30, 2021 $
Cash used in operating activities	(19,091,988)	(23,069,199)
Cash (used in)/provided by investing activities	(15,072,240)	6,391,743
Cash (used in)/provided by financing activities	(880,823)	80,508
Cash related to operating activities
During the six months ended September 30, 2022, cash used in operating activities of $19,091,988 was primarily due to the net loss before tax from continuing operations of $19,155,320, net loss before tax from discontinued Clinic Operations of $10,390,695, unrealized foreign exchange gain of $1,971,257 and net changes in non-cash working capital of $870,520, partially offset by non-cash items, share of loss and impairment of investment in associate of $9,569,706, impairment of fixed assets of $997,524, share-based payments of $1,574,357 and depreciation and amortization of $1,204,670.
During the comparative six months ended September 30, 2021, cash used in operating activities of $23,069,199 was primarily due to the net loss before tax from continuing operations of $5,921,705, net loss before tax from discontinued Clinic Operations of $19,627,970 and net changes in non-cash working capital of $1,410,316, partially offset by non-cash share-based payments of $3,468,023, and depreciation and amortization of $1,464,195.
Cash related to investing activities
During the six months ended September 30, 2022, cash used in investing activities of $15,072,240 consisted primarily of purchase of short-term investments of $7,789,921 and Investment in Field Trip H&W of $9,807,500 partially offset by advances repaid by an associate of $3,060,740.
During the comparative six months ended September 30, 2021, cash provided by investing activities of $6,391,743 consisted primarily of proceeds received from the redemption of short term investments of $8,048,970, partially offset by the acquisition of property, plant and equipment of $1,157,565 for the Seattle, Fredericton, Houston and Santa Monica Clinics and the Toronto headquarters expansion, acquisition of intangible assets of $171,004 relating to Portal and the Trip App, and refundable security deposits paid for right-of-use assets of $328,658.
Cash related to financing activities
During the six months ended September 30, 2022, cash used in financing activities of $880,823 was primarily due to principal repayment of lease obligations of $896,420.
During the comparative six months ended 30 September 2021, cash provided by financing activities of $80,508 was primarily due to proceeds of $337,770 from the exercise of warrants, proceeds from the exercise of stock options of $109,247 and CEBA loan proceeds of $20,000, partially offset by the principal repayment of lease obligation of $386,509.
See also “Milestones & Available Funds” for additional commentary of the use of funds by the Company.
OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
Financial guarantees of associate lease obligations
In connection with the historical disposition of certain of its assets, the Company has assigned 11 leases to Field Trip H&W’s subsidiaries and medical professional corporations. The Company has provided a guarantee of payment for all amounts associated with the leases in the event of non-payment by Field Trip H&W or in the event that the assignees are in default. As at September 30, 2022, the fair value of these financial guarantees to third party lessors is $1,935,051 (March 31, 2022 — nil) and are recorded in the carrying value of the investment in associate.
The future lease payments for these non-cancellable lease contracts are detailed as per below:
	Within 1 year	1 to 5 years	After 5 years	Total
Future lease payments	3,302,667	12,728,215	10,334,481	26,365,363
OUTSTANDING SHARE DATA
The Company has an unlimited number of Common Shares for issuance.
Share Capital Issued and Fully paid up as at September 30, 2022
Class of Shares	Number of Shares Issued	Amount $
Reunion Shares	11,644,098	107,165,573
	11,644,098	107,165,573

(i)
As part of the Arrangement, the Company created a new class of common shares known as the Reunion Shares. Each Field Trip Health Ltd. Class A Share was exchanged for one (1) Reunion Share and 0.85983356 of a Field Trip H&W Share held by Field Trip Health Ltd. and the Field Trip Health Ltd. Class A Shares was cancelled. Immediately upon closing of the Arrangement, the Company consolidated its Reunion shares on a 5:1 basis.

(ii)
Reunion’s share capital immediately prior to the Arrangement was split based on the fair value of Field Trip H&W being 50,055,011 shares at $0.50. As a result of the Arrangement, on August 11, 2022, 58,214,768 Class A shares, with a share capital of $132,187,016 were cancelled and 11,642,953 Reunion shares, with a share capital of $107,159,510 were issued. The amount of Reunion’s net investment in Field Trip H&W at the effective date of the Arrangement, in the amount of $30,680,981 were deducted from Reunion’s deficit, the unrealized loss on translation of foreign subsidiaries transferred to Field Trip H&W in the amount of $823,868 was deducted from Reunion’s OCI and the share-based payment reserve transferred to Field Trip H&W in the amount of $5,720,641 was deducted from Reunion’s share-based payment reserve.

(iii)
During the six months ended September 30, 2022, options were exercised for gross proceeds of $15,597.

Share Capital Reserved for Issuance
Class of Shares	As at September 30, 2022	As at March 31, 2022
Common Share Stock Options	1,056,948	6,056,540
Warrants	—	2,071,090
FTP Compensation Warrants	—	174,384
Compensation Warrants	206,973	1,034,868
Jamaica Facility Shares	—	337,500
	1,263,921	9,674,382
See “Liquidity and Capital Resources” for details on options.
Warrants
As part of the Arrangement, all outstanding Field Trip Warrants were deemed to be simultaneously amended to entitle each holder to receive, upon due exercise thereof and for the original exercise price, one (1) Reunion Share and 0.85983356 of a Field Trip H&W Share; Immediately upon closing of the Arrangement, the Company consolidated its Reunion shares on a 5:1 basis, resulting in similar consolidation of the Warrants.
The following is a schedule of the warrants outstanding:
	FTP Compensation Warrants #	Compensation Warrants #	Warrants #	Total Warrants #	Total Amount $
Balance, March 31, 2022	174,384	1,034,868	2,071,090	3,280,342	6,196,906
Warrants expired	—	—	(2,071,090)	(2,071,090)	(2,772,748)
Balance, August 10, 2022	174,384	1,034,868	—	1,209,252	3,424,158
Balance, August 10, 2022 following the consolidation of Warrants	34,876	206,973	—	241,849	3,424,158
Warrants expired after the Arrangement	(34,876)	—	—	(34,876)	(178,219)
Balance, September 30, 2022	—	206,973	—	206,973	3,245,939
The weighted average life for warrants outstanding as at September 30, 2022 was 0.42 years (March 31, 2022 — 0.48 years).

RELATED PARTY TRANSACTIONS
The Company’s related parties include certain investors and shareholders, key management personnel, and entities owned by key management personnel.
Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors. Key management as at September 30, 2022 includes directors and executive officers of the corporation. Key management personnel compensation for the three and six months ended September 30, 2022 and 2021 was comprised of:
	3 months ended September 30, 2022 $	3 months ended September 30, 2021 $	6 months ended September 30, 2022 $	6 months ended September 30, 2021 $
Salaries	1,197,645	905,248	2,533,211	1,403,075
Share-based compensation	274,906	472,372	666,983	879,184
	1,472,551	1,377,620	3,200,194	2,282,259
Key management personnel compensation for the three and six-months ended 30 September 2022 includes $709,513 (September 30, 2021, $1,144,063) and $1,730,929 (September 30, 2021, $1,780,185) respectively, relating to Directors and Executives of the discontinued operation.
Due from associate
In connection with the Arrangement, Field Trip H&W and Reunion entered into a Shared Services Agreement. Under the Shared Services Agreement, the parties have agreed to a cost-sharing arrangement that permits Reunion to continue to leverage certain assets and operational staff of Field Trip H&W, including information technology (IT) infrastructure, administration and reporting systems, human resources, marketing, IT and financial staff. Additionally, Field Trip H&W or Reunion, as applicable, may continue to operate such systems on behalf of the other company and/or may hold contracts for services or facilities for the benefit of such other company in trust pending their assignment or renegotiation. During the three months ended September 30, 2022, the Company incurred $15,995 which is owed to Field Trip H&W related to the above shared services agreement record within general and administration.
In addition to the Shared Services Agreement, the Company paid amounts to third parties on behalf of Field Trip H&W or advanced cash to the associate. Field Trip H&W owed an amount of $3,386,295 to Reunion, of which $421,240 relates to the cash balances in the PCs, $2,879,543 relates to external services incurred for the Spinout transaction and $85,512 relates to other payments. An amount of $3,060,740 was repaid on September 27, 2022. These advances are payable on demand and non-interest bearing.
As at September 30, 2022, the amount due from associate totalled $315,214 (March 31, 2022 — nil).
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There were no changes in the Company’s internal control over financial reporting that occurred in the three and six months ended September 30, 2022 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities and the determination of our ability to continue as a going concern. We regularly evaluate our estimates and assumptions related to share-based transaction expense. We base our estimates and assumptions on current facts, historical experience, and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of costs and expenses that are not readily apparent from other sources. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.
The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in Note 3 of our audited consolidated financial statements.
Other than estimates and judgements related to the additional accounting policies described in Note 3, there have been no other material changes in any of the critical accounting policies and estimates during the current fiscal quarter.
ACCOUNTING CHANGES AND IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
Accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on our financial statements.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. The Company typically settles its financial obligations in cash. The ability to settle obligations in cash is dependent on the Company raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs. As at September 30, 2022, the Company had $28,431,925 of cash and cash equivalents.
RISKS AND UNCERTAINTIES
The Company’s AIF dated March 31, 2022 sets forth material risks and uncertainties that may affect our business, including our future financing and operating results and could cause our actual results to differ materially from those contained in forward-looking statements we have made in this MD&A. The risks and uncertainties AIF, which are incorporated in this MD&A by reference, are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. Further, if we fail to meet the future expectations of the public market in any given period now that the Company’s shares are listed, the market price of our Common Shares could decline. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control. (See “Risk Factors” in the AIF for details). In addition to the section entitled “Risk Factors” in the AIF, the Company supplements its risk factor disclosure with the following material risk factors:
Intellectual Property
Failure to obtain or register trademarks used or proposed to be used in our business could require the Company to rebrand, resulting in a material adverse impact on its business. If the Company is unable to register or, if registered, maintain effective patent rights for its product candidates, the Company may not be able to effectively compete in the market. If the Company is not able to protect its proprietary information and know-how, such proprietary information may be used by others to compete against the Company. The Company may not be able to identify infringements of its patents (if and when granted), and, accordingly, the enforcement of its intellectual property rights may be difficult. Once such infringements are identified, enforcement could be costly and time consuming. Third party claims of intellectual property infringement, whether or not reasonable, may prevent or delay the Company’s development and commercialization efforts.
The Company’s success will depend in part upon its ability to protect its intellectual property and proprietary technologies and upon the nature and scope of the intellectual property protection the Company receives. The ability to compete effectively and to achieve partnerships will depend on its ability to develop and maintain proprietary aspects of the Company’s technology and to operate without infringing on the proprietary rights of others. The presence of such proprietary rights could severely limit its ability to develop and commercialize its products and to conduct its existing research, and could require financial resources to defend litigation, which may be in excess of the Company’s ability to raise such funds. There is no assurance that the Company’s patent applications submitted or those that it intends to acquire will be approved in a form that will be sufficient to protect its proprietary technology and gain or keep any competitive advantage that the Company may have or, once approved, will be upheld in any post-grant proceedings brought by any third parties.
The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Patents issued to the Company may be challenged, invalidated or circumvented. To the extent the Company’s intellectual property offers inadequate protection, or is found to be invalid or unenforceable, the Company will be exposed to a greater risk of direct competition. If its intellectual property does not provide adequate protection against the Company’s competitors, its competitive position could be adversely affected, as could the Company’s business, financial condition and results of operations. Both the patent application process and the process of managing patent disputes can be time consuming and expensive, and the laws of some foreign countries may not protect the Company’s intellectual property rights to the same extent as do the laws of Canada and the United States. The Company will be able to protect its intellectual property from unauthorized use by third parties only to the extent that its proprietary technologies, key products, and any future products are covered by valid and enforceable intellectual property rights, including patents, or are effectively maintained as trade secrets, and provided the Company has the funds to enforce its rights, if necessary.
Additionally, the Company’s commercial success depends upon its ability to develop, manufacture, market, and sell its product candidates and to use its proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights of third parties. There is a considerable amount of intellectual property litigation in the biotechnology and pharmaceutical industries. The Company may become party to, or threatened with, infringement litigation claims regarding its product candidates and technology, including claims from competitors or from non-practicing entities that have no relevant product revenue and against whom the Company’s own patent portfolio may have no deterrent effect. Moreover, the Company may become party to future adversarial proceedings or litigation regarding its patent portfolio or the patents of third parties. Such proceedings could also include contested post-grant proceedings such as oppositions, inter partes review, reexamination, interference, or derivation proceedings before the U.S. Patent and Trademark Office or foreign patent offices.
The legal threshold for initiating litigation or contested proceedings is low, so that even lawsuits or proceedings with a low probability of success might be initiated and require significant resources to defend. Litigation and contested proceedings can also be expensive and time-consuming, and the Company’s adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than the Company can. Third parties may assert infringement claims against the Company based on existing patents or patents that may be granted in the future. The Company may not be aware of all such intellectual property rights potentially relating to its product candidates and their uses. Thus, the Company does not know with certainty that any of its product candidates or the development and commercialization thereof, do not and will not infringe or otherwise violate any third-party’s intellectual property.
Changes to Patent Law
The Company is dependent on intellectual property rights, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time consuming and inherently uncertain. Changes in patent laws in any of the jurisdictions in which the Company operates may make it more difficult to obtain patent protection for its inventions and increase the uncertainties and costs surrounding the enforcement or defense of its proprietary technologies and product candidates, all of which could harm the Company’s business, results of operations and financial condition. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to the Company’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO the laws and regulations governing patents could change in unpredictable ways that would weaken the Company’s ability to obtain new patents or to enforce existing patents and patents.
Reliance on Additional Capital
Since inception, the Company has financed its operations primarily from the issuance of equity and interest income on funds available for investment. The Company’s primary capital needs are funds to advance its research and development activities and for working capital purposes, and the Company expects to spend substantial funds to continue these initiatives. These activities include staffing, preclinical studies, clinical trials and administrative costs. As a research and development company, the Company expects to spend substantial funds to continue these initiatives. The Company will also require significant additional funds if it expands its current clinical plans for RE104. Further, the Company has a history of losses and expects to incur substantial losses in the future and may never achieve or maintain profitability. Therefore, for the foreseeable future, the Company will have to fund all of its operations and development expenditures from cash on hand, equity financings, through collaborations with other companies or through financings from other sources. The actual amount of cash that the Company will require to fund its operations is subject to many factors and cannot be precisely determined. Reductions in the Company’s cash and cash equivalents from operating losses, capital expenditures, adverse legal decisions, acquisitions or other events affecting the Company’s access to capital could materially and adversely affect the Company. If the Company is unable to succeed in raising additional funds on acceptable terms, the Company might not be able to complete its planned research and development initiatives, the clinical development of RE104 and other projects. It is possible that future financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the achievement of the Company’s corporate goals, the results of operations, the ability to obtain regulatory approvals (where applicable) and the state of the capital markets generally and with particular reference to psychedelics companies. If adequate funding is not available, the Company may be required to delay, reduce or eliminate certain operations, or obtain funds on less favourable terms than the Company would otherwise accept. To the extent that external sources of capital become limited or unavailable or available on onerous terms, the Company’s intangible assets and its ability to continue its plans may become impaired, and the Company’s assets, liabilities, business, financial condition and results of operations may be materially or adversely affected.
Lease Guarantees
The Company or its subsidiaries are currently the guarantors under 11 property leases, all of which originated prior to the separation of Field Trip H&W from the Company, and which continue in full force and effect as of the date hereof. Any default under such property leases by Field Trip H&W may result in substantial liabilities to the Company. While the Company is seeking to obtain the release of such guarantees, there can be no assurance that such releases will be obtained from the landlords. Accordingly, unless and until such guarantees are released, the Company may incur significant losses, liabilities or expenses from or in connection with such lease guarantees, which could negatively impact the Company’s cash position and liquidity and could have a material adverse effect on the Company’s business.
Investment in Field Trip H&W
The Company could lose all or part of its investment in Field Trip H&W Shares. As of September 30, 2022, the Company owned approximately 21.84% of the outstanding shares of common stock of Field Trip H&W. Pursuant to the Investor Rights Agreement entered into in connection with the separation of the Company and the Field Trip H&W business, the Company may sell shares of Field Trip H&W Shares pursuant to underwritten offerings, in periodic sales under a shelf registration statement to be filed by Field Trip H&W, or pursuant to the exercise of piggyback registration rights or as otherwise permitted by applicable law. The

Company’s ability to sell shares of Field Trip H&W Shares could be severely limited, both as to timing and amount, and as a result of factors beyond the Company’s control. In addition, the market price of shares of Field Trip H&W Shares may decline substantially before the Company sells such shares.
The Company does not control the assets and operations of Field Trip H&W and the value of its investment in Field Trip H&W’s Shares is subject to all of the risks and uncertainties inherent in Field Trip H&W’s business. Additionally, under the Investor Rights Agreement, the Company is subject to a standstill, which, among other things and subject to certain exceptions, restricts the Company from taking certain actions with respect to Field Trip H&W for a period of two (2) years, including: (A) acquiring, agreeing to acquire, entering into, making any proposal, offering, or agreeing to enter into, any acquisition of, or other business combination involving, directly or indirectly, Field Trip H&W or any of its affiliates, or ownership of (or control or direction over) any material property or assets of Field Trip H&W; (B) proposing to Field Trip H&W, the shareholders or directors of Field Trip H&W, or any other person, or effecting or seeking to effect, any amalgamation, merger, arrangement, business combination, reorganization or restructuring or liquidation with respect to Field Trip H&W; (C) soliciting proxies from shareholders of Field Trip H&W, or forming, joining, supporting or participating in a group to solicit proxies from shareholders of Field Trip H&W, for any purpose or otherwise attempting to influence the conduct of Field Trip H&W’s shareholders, (D) making any public announcement with respect to, or take any action in furtherance of, the foregoing; or (E) advising, assisting or encouraging any other person to take any action inconsistent with any of the foregoing. This standstill further restricts the Company’s ability to control Field Trip H&W and as a result, increases the risk of the Company’s investment in Field Trip H&W. For the reasons described above, the Company may not realize an adequate return on its investment and the Company may incur losses on sales of its investment.
The Company’s investment in its associate Field Trip H&W is accounted for using the equity method. Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.
The unaudited interim consolidated statements of loss and comprehensive loss reflects the Company’s share of the results of operations of the associate. Any change in Other Comprehensive Income (“OCI”) of the investee is presented as part of the Company’s OCI. In addition, when there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes, when applicable, in the unaudited interim consolidated statements of changes in equity. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.
Impairment in associate
After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss within ‘Share of loss and impairment of investment in associate’ in the unaudited interim consolidated statements of loss and comprehensive loss.
The entire carrying amount of the investment is tested for impairment as a single asset, by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. In determining the value in use of the net investment, the Company estimates its share of the present value of the estimated future cash flows expected to be generated by the associate, including the cash flows from the operations of the associate and the proceeds from the ultimate disposal of the investment. If the Company is required to write down the value of its investment, it could adversely impact the Company’s results of operations. The value of the Company’s investment in Field Trip H&W Shares is subjective. Declines in the valuation of the Company’s investment may result in other than temporary impairments of this asset, which would lead to accounting charges that could have a material adverse effect on the Company’s results of operations.

Shared Services Agreement
The Company is a party to a Shared Services Agreement with Field Trip H&W under which the Company may continue to leverage certain assets and operational staff of Field Trip H&W, including information technology infrastructure, administration and reporting systems, human resources, marketing, IT and financial staff. Additionally, Field Trip H&W or the Company, as applicable, may continue to operate such systems on behalf of the other company and/or may hold contracts for services or facilities for the benefit of such other company in trust pending their assignment or renegotiation. The term of the Shared Services Agreement is the earlier of: (i) twelve (12) months; and (ii) the date on which no party requires any services thereunder, provided that where a party hold contracts for services or facilities for the benefit of such other company in trust pending their assignment or renegotiation the term in relation to such services shall be the date on which the applicable contract is assigned, a new contract is entered into which no longer requires a party to hold such contract in trust, or the applicable contract terminates in accordance with its terms. Costs for the services will be shared proportionally between Field Trip H&W and the Company. Disputes may arise between the Company and Field Trip H&W with respect to any past or future transitional services provided under the Shared Services Agreement. Any such dispute, if not resolved, could materially harm the Company’s business operations, particularly as the Company may not obtain adequate recovery of damages from Field Trip H&W or may not be able to substitute for the anticipated leveraging of certain assets and operational staff of Field Trip H&W under the Shared Services Agreement.
Uncertainty of Product Candidate Development
Drug development is an inherent risk and is subject to significant uncertainty. It is also subject to significant laws, regulations, and guidelines issued by governmental authorities with which we and our contractors must comply. Before obtaining marketing approval from regulatory authorities for the sale of the Company’s product candidates, it must conduct preclinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the product candidates. The Company must further undertake substantial manufacturing development to ensure that products can be reliably and safely produced. Clinical and preclinical testing, as well as development is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of preclinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA approval. The Company does not know whether the clinical or preclinical trials it may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of its product candidates in any jurisdiction.
The Company cannot predict whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. The Company’s product development costs will increase if it experiences delays in clinical testing or needs to amend its clinical trial plans. Significant clinical trial delays could shorten any periods during which the Company may have the exclusive right to commercialize its product candidates or allow its competitors to bring products to market before the Company, which would impair the Company’s ability to successfully commercialize its product candidates and may harm its financial condition, results of operations and prospects. Clinical trials and preclinical studies could be delayed, may not be completed, or may not be successful for a number of reasons, including:
•
failure to receive regulatory approval to commence a clinical trial or a clinical trial being placed on hold. For instance, FDA may not open an IND for the conduct of RE104 clinical trials in the U.S. or IRBs may not approve the commencement of such trials;

•
patients failing to enroll or remain in the clinical trials at the rate the Company expects;

•
delays or failure to obtain clinical supply from CMOs of products of an adequate quality and on adequate terms necessary to conduct clinical and preclinical trials;

•
a lack of safety or efficacy during clinical trials, or a finding of significant toxicities during preclinical trials;

•
clinical investigators, laboratories, CROs, and other third parties not performing the trials in accordance with the required regulatory standards or contractual obligations, or failing to reach agreement on acceptable contractual terms; and

•
changes to regulatory requirements regarding the amount or kinds of data that is needed. By example, following a pre-IND meeting with FDA, we may learn that we need to conduct additional preclinical studies or manufacturing development before we can commence our planned phase 2 clinical trial.

Changes in regulatory requirements and policies may also occur, which could impose costly and additional regulatory requirements and may otherwise delay clinical trials. By example, if the DEA were to schedule 4-OH-DiPT as a controlled substance, we, our manufacturers, investigators, CROs, and other parties assisting us with product development would need to comply with significant new regulatory requirements and may need to register with DEA. This could substantially increase the cost and delay product development.
Moreover, the development of pharmaceutical products is subject to significant and numerous laws and regulatory requirements. If we or the third parties that we work with are not able to comply with the applicable requirements, we may not be able to obtain approval for our product candidates and we or they may face regulatory enforcement actions, additional costs for corrective measures, criminal or civil penalties, or restrictions on operations. which would have a significant adverse impact on the Company.
The early stage of the Company’s product development makes it particularly uncertain whether any of its product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of its product candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be successfully marketed. If the Company fails to produce positive results in its future clinical trials of RE104, the development timeline and regulatory approval and commercialization prospects for RE104, would be materially adversely affected which may have materially adversely impact on the Company’s business.